Exhibit 5.1
Nutter McClennen & Fish LLP
155 Seaport Boulevard
Boston, MA 02210
March 13, 2009
Pennichuck Corporation
25 Manchester Street
Merrimack, NH 03054
Ladies and Gentlemen:
We have acted as counsel to Pennichuck Corporation, a New Hampshire corporation (the “Company”), in connection with the preparation and filing of a Registration Statement on Form S-3 (the “Registration Statement”) under the Securities Act of 1933, as amended (the “Securities Act”), relating to the offer and sale of up to 300,000 shares, and such additional shares as may be registered pursuant to Rule 416 under the Securities Act (the “Shares”), of the Company’s common stock, par value $1.00 per share (the “Common Stock”), and 300,000 preferred share purchase rights, and such additional rights as may be registered pursuant to Rule 416 under the Securities Act (the “Rights”), pursuant to the Rights Agreement dated April 20, 2000, as amended (the “Rights Agreement”), between the Company and American Stock Transfer & Trust Company, as successor rights agent.
We have examined such documents and made such other investigation as we have deemed appropriate to render the opinions set forth below. As to matters of fact material to our opinions, we have relied, without independent verification, on certificates and other inquiries of officers of the Company. We have also relied on certificates of public officials.
The opinions expressed below are limited to New Hampshire law.
Based upon the foregoing, we are of the opinion that:
1.	The Shares have been duly authorized and, when issued, delivered, and paid for as contemplated by the Registration Statement, will be validly issued, fully paid, and nonassessable.

2.	The Rights have been duly authorized by the Company. The Rights Agreement has been duly authorized, executed, and delivered by the Company. The Rights, when issued and delivered as contemplated by the Registration Statement, will be attached to the Shares and, assuming that Section 11(a)(ii) of the Rights Agreement is valid under New Hampshire law, will constitute valid and binding obligations of the Company, enforceable against the Company in accordance with their terms, except as may be limited by bankruptcy, insolvency, or other similar laws affecting the rights and remedies of creditors generally, general principals of equity, and the effect of equitable principles or fiduciary obligations relating to the adoption of the Rights Agreement or the issuance of the Rights. Section 11(a)(ii) of the Rights Agreement provides that, under certain circumstances, Rights acquired or beneficially owned by an “Acquiring Person” (as defined in the Rights Agreement) shall become void and any holder of such Rights shall thereafter have no right to exercise such Rights. The validity of such a provision has not been settled under New Hampshire law.
This opinion letter shall be interpreted in accordance with the Legal Opinion Principles issued by the Committee on Legal Opinions of the American Bar Association’s Business Law Section as published in 53 Bus. Law. 831 (May 1998).
We hereby consent to the filing of this opinion letter as an exhibit to the Registration Statement and the reference to us under the heading “Legal Matters” in the Registration Statement. In giving such consent, we do not thereby admit that we are within the category of persons whose consent is required by Section 7 of the Securities Act.
Very truly yours,
/s/ Nutter McClennen & Fish LLP